UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-42565

BELIVE HOLDINGS

(Exact name of Registrant as specified in its charter)

26A Ann Siang Road

#03-00

Singapore 069706

(Address of principal executive offices)

Kenneth Teck Chuan Tan, Chief Executive Officer

Telephone: +65 9090 5788

Email: kenneth.tan@belive.sg

26A Ann Siang Road

#03-00

Singapore 069706

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Chief Executive Officer and Chairman of the Board of Directors

The Board of Directors of BeLive Holdings (the “Company”) has received and accepted the resignation of Kenneth Teck Chuan Tan from his positions as Chief Executive Officer and Chairman of the Board of Directors of the Company, subject to a three-month notice period (the “Notice Period”) as required by Mr. Tan’s employment agreement with the Company. The Notice Period will terminate on October 3, 2026. Mr. Tan has served as Chief Executive Officer and Chairman of the Board of Directors of the Company since August 2023.

There was no known disagreement with Mr. Tan as the outgoing Chief Executive Officer or as the Chairman of the Board of Directors on any matter relating to the Company’s operations, policies or practices.

Appointment of Chief Executive Officer and Chairman of the Board of Directors

The Board of Directors of the Company has appointed Abdul Latif Bin Zainal, the Company’s Chief Financial Officer, as interim Chief Executive Officer and interim Chairman of the Board of Directors of the Company, commencing October 4, 2026. Mr. Bin Zainal will serve as interim Chief Executive Officer of the Company until a permanent Chief Executive Officer is hired or until his appointment as Chief Executive Officer of the Company is converted from an interim to a permanent appointment. Mr. Bin Zainal will serve as interim Chairman of the Board of Directors until a new Chairman is elected by the Board of Directors. In the meantime, Mr. Bin Zainal also will continue to serve as Chief Financial Officer of the Company.

Biographical information on Mr. Bin Zainal is contained in Item 6 of the Form 20-F of the Company for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission on May 15, 2026.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect,” “pending,” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibits

99.1 Letter of Resignation of Kenneth Teck Chuan Tan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELIVE HOLDINGS (Registrant)

Date: July 20, 2026	By:	/s/ Kenneth Teck Chuan Tan
Kenneth Teck Chuan Tan, Chief Executive Officer